Commission File Number:

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE  FILING

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

MURANO GLOBAL INVESTMENTS PLC
Full Name of Registrant

N/A
Former Name if Applicable

25 Berkeley Square
Address of Principal Executive Office (Street and Number)

London, W1J 6HN
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail on Part III of this form could not be eliminated without unreasonable effort or expense;

☐
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period, (Attach Extra Sheets if Needed):

The Registrant was unable, without unreasonable effort or expense, to file its Annual Report on Form 20-F (the “Annual Report”) for the fiscal year ended December 31, 2025 within the prescribed time period. The Registrant requires additional time to complete the preparation and review of its financial statements and related disclosures, including management’s assessment of the Registrant’s internal control over financial reporting as of December 31, 2025.

The delay is primarily attributable to the diversion of management’s attention and other personnel responsible for the preparation of the Annual Report to address the Registrant’s liquidity condition. This includes ongoing discussions with holders of the Registrant’s 11% Senior Secured Notes due 2031 and other key lenders and creditors in connection with a proposed consensual debt restructuring and related restructuring planning and documentation. In addition, in connection with these efforts, the Registrant has been evaluating potential changes to the hotel management and operational arrangements for its Cancun property. As a result of these circumstances, KPMG Cárdenas Dosal, S.C., the Registrant’s independent registered public accounting firm, will also require additional time to complete its audit procedures.

Based upon currently available information, the Registrant expects to report one or more material weaknesses in its internal controls and expects its internal control over financial reporting and, as a result, its disclosure controls and procedures will be ineffective as of December 31, 2025. Furthermore, management anticipates that it will disclose in the Annual Report that, as a result of the Registrant’s liquidity condition, substantial doubt exists over the Registrant’s ability to continue as a going concern for at least twelve months from the expected issuance date of the Annual Report.

As a result, the Registrant has determined that it is unable, without unreasonable effort or expense, to file its Annual Report within the prescribed period. The Registrant is continuing to work diligently with its independent registered public accounting firm to complete the audit.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person in regard to this notification

Oscar Jazmani Mendoza Escobar	+52	5592678360
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Mexican peso significantly appreciated against the U.S. dollar in 2025 compared to 2024. As a result of such appreciation, the Registrant was positively impacted by a substantial positive foreign exchange income for the year ended December 31, 2025, due to the large proportion of the Registrant’s U.S. dollar denominated indebtedness. In addition, the Registrant is finalizing the ramp up period of the two hotels operating in Mexico City (Andaz and Mondrian) which contributed to improve the results in 2025.  On the other hand, the valuation of certain of the Registrant’s assets carried at fair value decreased due to market conditions as of December 31, 2025.

Forward Looking Statements

This Form 12b-25 contains certain forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties. Forward-looking statements can be identified by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “should,” “will,” and “would” or similar words. These statements are based on information available to the Registrant as of the date hereof and actual results could differ materially from those stated or implied due to risks and uncertainties. The risks and uncertainties that could cause the Registrant’s results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, the Registrant’s expectations about its ability to timely file its Annual Report on Form 20-F within the fifteen-day extension permitted by the rules of the Securities and Exchange Commission (“SEC”), the results of the ongoing discussions with holders of the Registrant’s 11% Senior Secured Notes due 2031 and other key lenders and creditors in connection with a proposed consensual debt restructuring aforementioned, the Registrant’s ability to continue as a going concern, and all existing defaults under the Registrant’s debt instruments; further delays, or other unexpected developments, in the Registrant’s fiscal year end closing process; and other risks and uncertainties detailed in the Registrant’s SEC filings from time to time. More information on potential factors that may impact the Registrant’s business are set forth in the registration statement on Form F-1 furnished by the Registrant with the SEC, as well as other reports filed with or furnished to the SEC from time to time. These reports are available on the Registrant’s website at www.murano.com.mx and the SEC’s website at www.sec.gov. The Registrant assumes no obligation to, and does not currently intend to, update any such forward-looking statements.

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MURANO GLOBAL INVESTMENTS
PLC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 30, 2026	By:	/s/ Oscar Jazmani Mendoza Escobar
	Name:	Chief Financial Officer

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